May 9, 2025

Via EDGAR

Mr. Kenneth Ellington

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Supplemental Comment with Respect to the Form N-CSR for certain
Series of Victory Portfolios III with a fiscal year ended February 29, 2024 (File Nos.
033-65572; 811-07852)

Dear Mr. Ellington:

On behalf of Victory Portfolios III (the “Trust”), set forth below is an additional comment that was provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2025, regarding the review of the Trust’s Form N-CSR, including the audited financial statements, relating to the Victory California Bond Fund, Victory Cornerstone Aggressive Fund, Victory Cornerstone Conservative Fund, Victory Cornerstone Equity Fund, Victory Cornerstone Moderate Fund, Victory Cornerstone Moderately Aggressive Fund, Victory Cornerstone Moderately Conservative Fund, Victory Global Equity Income Fund Shares, Victory Government Securities Fund Victory Growth and Tax Strategy Fund, Victory International Fund, Victory New York Bond Fund, Victory Precious Metals and Minerals Fund, Victory Sustainable World Fund, Victory Target Managed Allocation Fund, Victory Tax Exempt Intermediate-Term Fund, Victory Tax Exempt Long- Term Fund, Victory Tax Exempt Money Market Fund, Victory Tax Exempt Short-Term Fund, Victory Treasury Money Market Fund, Victory Treasury Money Market Trust, and Victory Virginia Bond Fund, each a series of the Trust (the “Funds”), and the Trust’s responses thereto. The Staff’s comment is set forth in italics and is followed by the Trust’s response.

1.Comment: In connection with the Staff’s comment with respect to Victory Precious Metals and Minerals Fund and given present circumstances surrounding global tariffs, including those with respect to Canada, please continue to carefully consider IMGU 2016-02 “Fund Disclosure Reflecting Risks Related to Current Market Conditions” and ADI 2019-08 “Improving Principal Risks Disclosures.”

Response: As noted in the Trust’s prior response dated April 30, 2025, the Trust intends to further enhance disclosure in its registration statement regarding the Fund’s ability to invest from time to time to a significant extent in companies located in one or a small number of countries as well as related risk disclosure. The Trust confirms that it will carefully consider IMGU 2016-02 “Fund Disclosure Reflecting Risks Related to Current Market Conditions” and ADI 2019-08 “Improving Principal Risks Disclosures” in connection with updating the existing disclosure in its next annual update.

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1

The Trust will include the disclosure updates noted above, as applicable, in the next annual update to its registration statement. If you have any questions with respect to the above response, please contact me at tdusenberry@vcm.com or (210) 697-3630 or Mark C. Amorosi at K&L Gates at mark.amorosi@klgates.com or (202) 778-9351.

Sincerely,

/s/ Thomas Dusenberry

Thomas Dusenberry

President

Victory Portfolios III

cc: Carol D. Trevino, Treasurer, Victory Portfolios III

      Mark Amorosi, K&L Gates LLP